                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                Engle Homes, Inc.

                                (Name of Issuer)


                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   292896107

                                 (CUSIP Number)


                             Holly A. Hubenak, Esq.
                          Technical Olympic USA, Inc.
                           1200 Soldiers Field Drive
                            Sugar Land, Texas 77479
                                 (281) 243-0127

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               OCTOBER 12, 2000

            (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                               Page 1 of 16 Pages

CUSIP NO. 292896107                         Page 2 of 16 Pages
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Helios Acquisition Corp.
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use only


--------------------------------------------------------------------------------
   4      Source of Funds                                                 AF, OO


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Florida, United States
--------------------------------------------------------------------------------
                            7   Sole Voting Power

                                    0
                          ------------------------------------------------------
    Number of               8   Shared Voting Power*
      Shares
   Beneficially                     3,743,049 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power
    Reporting
      Person                        0
       with               ------------------------------------------------------
                            10   Shared Dispositive Power*

                                    3,743,049 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,743,049 shares
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

              [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    34.4%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   CO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 292896107                         Page 3 of 16 Pages
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Technical Olympic USA, Inc.
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use only


--------------------------------------------------------------------------------
   4      Source of Funds                                                 AF, OO


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Delaware, United States
--------------------------------------------------------------------------------
                            7   Sole Voting Power

                                    0
                          ------------------------------------------------------
    Number of               8   Shared Voting Power*
      Shares
   Beneficially                     3,743,049 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power
    Reporting
      Person                        0
       with               ------------------------------------------------------
                            10   Shared Dispositive Power*

                                    3,743,049 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,743,049 shares
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

              [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    34.4%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   CO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 292896107                         Page 4 of 16 Pages
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Technical Olympic (UK) Plc
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use only


--------------------------------------------------------------------------------
   4      Source of Funds                                                 AF, OO


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Great Britain
--------------------------------------------------------------------------------
                            7   Sole Voting Power

                                    0
                          ------------------------------------------------------
    Number of               8   Shared Voting Power*
      Shares
   Beneficially                     3,743,049 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power
    Reporting
      Person                        0
       with               ------------------------------------------------------
                            10   Shared Dispositive Power*

                                    3,743,049 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,743,049 shares
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          [  ]

--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    34.4%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   OO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 292896107                         Page 5 of 16 Pages
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Technical Olympic S.A.
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use


--------------------------------------------------------------------------------
   4      Source of Funds                                                   WC


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Greece
--------------------------------------------------------------------------------
                            7   Sole Voting Power

                                    0
                          ------------------------------------------------------
    Number of               8   Shared Voting Power*
      Shares
   Beneficially                     3,743,049 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power
    Reporting
      Person                        0
       with               ------------------------------------------------------
                            10   Shared Dispositive Power*

                                    3,743,049 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,743,049 shares
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]

--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    34.4%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   OO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     This Statement on Schedule 13D (this "Schedule 13D") relates to the Agreement and Plan of Merger, dated as of October 12, 2000 (the "Merger Agreement") by and among Technical Olympic USA, Inc., a Delaware corporation ("Technical Olympic"), Helios Acquisition Corp., a Florida corporation and a wholly owned subsidiary of Technical Olympic, and Engle Homes, Inc., a Florida corporation ("Engle Homes" or the "Issuer"). Pursuant to the Merger Agreement, Helios Acquisition Corp. commenced a tender offer to purchase all of the outstanding Shares (as defined below) at a price of $19.10 per Share, net to the seller in cash. Following the tender offer, and subject to certain conditions, Helios Acquisition Corp. will merge with and into Engle Homes, with Engle Homes surviving the merger as a wholly owned subsidiary of Technical Olympic. In the merger, each Share outstanding immediately prior to the effective time of the merger (other than Shares owned by Engle Homes, any direct or indirect wholly owned Subsidiary (as defined in the Merger Agreement) of Engle Homes, Technical Olympic or Helios Acquisition Corp. or any Shares held by shareholders properly exercising dissenters' rights, if available) will be converted into the right to receive $19.10 per share in cash, or any greater per share price paid in the tender offer in cash, without interest. The Merger Agreement has been filed as Exhibit (d)(1) to Technical Olympic's Tender Offer Statement on Schedule TO, filed with the SEC on October 20, 2000, and is incorporated herein by reference. The Offer to Purchase setting forth the terms of the tender offer has been filed as Exhibit (a)(1) to Technical Olympic's Tender Offer Statement on Schedule TO, filed on October 20, 2000, and is incorporated herein by reference.

         This Schedule 13D also relates to the Stock Voting and Tender Agreement (the "Shareholders Agreement"), dated October 12, 2000, between Technical Olympic and the following Engle Homes' shareholders: Alec Engelstein, Sheila Engelstein, Harry Engelstein, David Shapiro, Engelstein Irrevocable Trust dated December 29, 1992, Engelstein Children's Irrevocable Trust dated March 15, 1995 and Engelstein Grandchildren's Irrevocable Trust dated March 15, 1995 (each a "Shareholder," and collectively, the "Shareholders"). Pursuant to the Shareholders Agreement, each Shareholder agreed, among other things, (1) to tender his/hers/its Shares in the tender offer, (2) to vote in favor of the merger, (3) to irrevocably appoint Helios Acquisition Corp. and any of its designees his/hers/its proxy to vote his/hers/its shares in favor of the merger and (4) to irrevocably grant to Technical Olympic an option to purchase his/hers/its shares at a purchase price per Share equal to $19.10, or any higher price paid in the tender offer, in cash. The Shareholders Agreement entered into with each of the listed Shareholders has been filed as Exhibit (d)(2) to Technical Olympic's Tender Offer Statement on Schedule TO, filed with the SEC on October 20, 2000, and is incorporated herein by reference. The Shareholders Agreement includes a schedule that sets forth the name, notice address and Shares for each Shareholder.

Item 1.  Security and Issuer

         This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Shares"), of Engle Homes. The principal executive offices of Engle Homes are located at 123 N.W. 13th Street, Suite 300, Boca Raton, Florida, 33432.

Item 2.   Identity and Background.

(a)       Name of Person(s) Filing this Statement (the "Reporting
          Persons"):

          Helios Acquisition Corp., a corporation formed under the laws of the State of Florida

          Technical Olympic USA, Inc., a corporation formed under the laws of the State of Delaware

          Technical Olympic (UK) Plc, a public limited company formed under the laws of Great Britain

          Technical Olympic S.A., a company formed under the laws of Greece

(b)       Business Address of Reporting Persons:

          Helios Acquisition Corp.
          1200 Soldiers Field Drive
          Sugar Land, Texas 77479

          Technical Olympic USA, Inc.
          1200 Soldiers Field Drive
          Sugar Land, Texas 77479

          Technical Olympic (UK) Plc
          20 Solomou Street
          Ana Kalamaki
          Athens, Greece 17456

          Technical Olympic S.A.
          20 Solomou Street
          Ana Kalamaki
          Athens, Greece 17456

(c)       Present Principal Occupation or Employment:

          Helios Acquisition Corp. is a company that was formed for the purpose of making the tender offer for the Shares.

          Technical Olympic USA, Inc. is a holding company that invests directly or indirectly in various companies based in the United States.

          Technical Olympic (UK) Plc is a holding company that invests directly or indirectly in various companies and engages in the real estate industry.

          Technical Olympic S.A. is a publicly traded diversified construction company based in Greece and invests directly or indirectly in various companies.

          Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of the Reporting Persons follows:

          DIRECTORS AND EXECUTIVE OFFICERS OF HELIOS ACQUISITION CORP.

              NAME AND TITLE                               BUSINESS ADDRESS             BOARD OF
            (PRINCIPAL BUSINESS OR                                                      DIRECTORS
         OCCUPATION) AND CITIZENSHIP
Constantinos Stengos                                  20 Solomou Street                 Director
President                                             Ana Kalamaki
(Chairman and Managing Director of                    Athens, Greece 17456
Technical Olympic S.A.)
Citizenship: Greece

Tommy L. McAden                                       3624 Long Prarie                  Director
Vice President, Treasurer and Assistant Secretary     Flower Mound, Texas  75022
(Director, Vice President and Chief Financial
Officer of Technical Olympic USA, Inc.)
Citizenship: United States

Holly A. Hubenak                                      1200 Soldiers Field Drive         Director
Vice President and Secretary                         Sugar Land, Texas 77479
(Vice President, Secretary and General
Counsel of Technical Olympic USA, Inc.)
Citizenship: United States

        DIRECTORS AND EXECUTIVE OFFICERS OF TECHNICAL OLYMPIC USA, INC.

              NAME AND TITLE                              BUSINESS ADDRESS               BOARD OF
            (PRINCIPAL BUSINESS OR                                                      DIRECTORS
         OCCUPATION) AND CITIZENSHIP
Constantinos Stengos                                  20 Solomou Street                  Director
President                                             Ana Kalamaki
(See above.)                                          Athens, Greece 17456

Yannis Delikanakis                                    20 Solomou Street                  Director
Vice President                                        Ana Kalamaki
(Real Estate & Housing                                Athens, Greece 17456
Director of Technical Olympic S.A.)
Citizenship: Greece

Andreas Stengos                                       20 Solomou Street                  Director
Treasurer                                             Ana Kalamaki
(Director and General Manager of                      Athens, Greece 17456
Technical Olympic S.A.)
Citizenship: Greece

George Stengos                                        20 Solomou Street                  Director
Assistant Secretary and                               Ana Kalamaki
Assistant Treasurer                                   Athens, Greece 17456
(Stock Market and
Purchasing Director of
Technical Olympic S.A.)
Citizenship: Greece

Zoi Stengou                                           20 Solomou Street                  Director
Vice President                                        Ana Kalamaki
(Director and Vice President of                       Athens, Greece 17456
Technical Olympic S.A.)
Citizenship: Greece

Tommy L. McAden                                       3624 Long Prairie                  Director
(See above.)                                          Flower Mound, Texas 75022

Holly A. Hubenak                                      1200 Soldiers Field Drive
(See above.)                                          Sugar Land, Texas 77479

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           TECHNICAL OLYMPIC (UK) PLC

               NAME AND TITLE                        BUSINESS ADDRESS                    BOARD OF
            (PRINCIPAL BUSINESS OR                                                       DIRECTORS
         OCCUPATION) AND CITIZENSHIP
Constantinos Stengos                            20 Solomou Street                      Director
General Director                                Ana Kalamaki
(See above.)                                    Athens, Greece 17456

Zoi Stengou                                     20 Solomou Street                      Director
Vice President                                  Ana Kalamaki
(See above.)                                    Athens, Greece 17456

Andreas Stengos                                 20 Solomou Street                      Director
General Director                                Ana Kalamaki
(See above.)                                    Athens, Greece 17456

George Stengos                                  20 Solomou Street                      Director
Corporate Secretary                             Ana Kalamaki
(See above.)                                   Athens, Greece 17456

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             TECHNICAL OLYMPIC S.A.

                NAME AND TITLE                   BUSINESS ADDRESS                        BOARD OF
            (PRINCIPAL BUSINESS OR                                                       DIRECTORS
         OCCUPATION) AND CITIZENSHIP
Constantinos Stengos                            20 Solomou Street                      Director and
Chairman and Managing Director                  Ana Kalamaki                           President of the
(See above.)                                    Athens, Greece 17456                   Board of Directors

Andreas Stengos                                 20 Solomou Street                      Director
General Manager                                 Ana Kalamaki
(See above.)                                    Athens, Greece 17456

Zoi Stengou                                     20 Solomou Street                      Director
Vice President                                  Ana Kalamaki
(See above.)                                    Athens, Greece 17456

Chrissi Stengou                                 20 Solomou Street                      Director
Architectural Works                             Ana Kalamaki
Director                                        Athens, Greece 17456
(primary occupation)
Citizenship: Greece

George Stengos                                  20 Solomou Street
Stock Market and                                Ana Kalamaki
Purchasing Director                             Athens, Greece 17456
(See above.)

Constantinos Lampos                             20 Solomou Street                      Director
Technical Director                              Ana Kalamaki
(Highway Projects)                              Athens, Greece 17456
(primary occupation)
Citizenship: Greece

Yannis Delikanakis                              20 Solomou Street
Real Estate & Housing                           Ana Kalamaki
Director                                        Athens, Greece 17456
(See above.)

Thanasis Klapadakis                             20 Solomou Street                      Director
Legal Matters &                                 Ana Kalamaki
Arbitrations Director                           Athens, Greece 17456
(primary occupation)
Citizenship: Greece

George Hatzis                                   20 Solomou Street
Financial Director -                            Ana Kalamaki
Main Offices                                    Athens, Greece 17456
(primary occupation)
Citizenship: Greece

Takis Kazantzis                                 20 Solomou Street
Financial Director-                             Ana Kalamaki
South & North Western                           Athens, Greece 17456
Greece
(primary occupation)
Citizenship: Greece

Marianna Stengou                                20 Solomou Street
Public Relations Director                       Ana Kalamaki
(primary occupation)                            Athens, Greece 17456
Citizenship: Greece

Spiros Magliveras                               20 Solomou Street
Financial Main Offices Director                 Ana Kalamaki
(primary occupation)                            Athens, Greece 17456
Citizenship: Greece

(b) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The information set forth in Sections 1.1 (the "Offer"), 2.8(c) ("Conversion of Company Common Stock") and 2.9 ("Surrender and Payment") of the Merger Agreement, in Section 13 ("Source and Amount of Funds") in the Offer to Purchase, and in Section 3 ("Option Shares") of the Shareholders Agreement is incorporated herein by reference.


Item 4.   Purpose of the Transaction.

         The purpose of the Merger Agreement is for Technical Olympic to acquire control of, and the entire equity interest in, Engle Homes. The Shareholders Agreement was entered into in connection with the execution of the Merger Agreement as an inducement to Technical Olympic to enter into the Merger Agreement. The information set forth in Article 1 ("The Tender Offer"), Article 2 ("The Merger") and Section 4.1 ("Covenants Relating to the Conduct of Business of the Company") of the Merger Agreement and in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"), Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement and Related Matters; Other Arrangements") and Section 14 (Dividends and Distributions) of the Offer to Purchase is incorporated herein by reference.


Item 5.   Interest in the Securities of the Issuer.

     (a) Pursuant to the Shareholders Agreement, each of Helios Acquisition Corp., Technical Olympic, Technical Olympic (UK) Plc and Technical Olympic S.A. may be deemed a beneficial owner of 3,743,049 Shares (constituting approximately 34.4% of the outstanding Shares, based on the number of Shares outstanding on October 11, 2000, as set forth in the Merger Agreement). Any Shares acquired by a Shareholder after the date of the Shareholders Agreement, (pursuant to the exercise of an option or otherwise) will also be subject to the terms of the Shareholders Agreement. However, the Shareholders have indicated to Technical Olympic that they do not intend to exercise any options for Shares or to acquire Shares in any other manner after such date.

     (b) Each of Helios Acquisition Corp., Technical Olympic, Technical Olympic
(UK) Plc and Technical Olympic S.A. may be deemed to have sole voting power with respect to none of the Shares; has shared voting power with respect to 3,743,049 of the Shares; has sole dispositive power with respect to none of the Shares; and has shared dispositive power with respect to 3,743,049 of the Shares.

     (c) Except as described herein neither Helios Acquisition Corp., Technical Olympic, Technical Olympic (UK) Plc or Technical Olympic S.A. nor, to the best of their respective knowledge, any of their respective executive officers and directors, has effected any transactions in the Shares during the past 60 days.

     (d) Except as set forth in this Schedule 13D, each of Helios Acquisition Corp., Technical Olympic, Technical Olympic (UK) Plc and Technical Olympic S.A. does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Technical Olympic.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Except as contemplated by the Merger Agreement and the Shareholders Agreement and as set forth in this Item 6, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Pursuant to the expected financing arrangements set forth in Section 13 ("Source and Amount of Funds") of the Offer to Purchase which is incorporated herein by reference, the Shares may be pledged to the lenders.


Item 7.  Material to be Filed as Exhibits.

Exhibit 7.1* Agreement and Plan of Merger, dated as of October 12, 2000, by and among Technical Olympic USA, Inc., Helios Acquisition Corp. and Engle Homes, Inc.

Exhibit 7.2* Stock Voting and Tender Agreement, dated as of October 12, 2000, by and among Helios Acquisition Corp., Technical Olympic USA, Inc. and certain shareholders of Engle
                  Homes, Inc.

Exhibit 99.1      Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D

* Filed as an exhibit to Technical Olympic's Tender Offer Statement on Schedule TO, dated October 20, 2000, and incorporated herein by reference.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 23, 2000                       HELIOS ACQUISITION CORP.



                                        By:   /s/ Holly A. Hubenak
                                           ------------------------------
                                        Name: Holly A. Hubenak
                                        Title: Vice President and Secretary

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 23, 2000                        TECHNICAL OLYMPIC USA, INC.



                                        By:   /s/ Holly A. Hubenak
                                           ------------------------------
                                        Name: Holly A. Hubenak
                                        Title: Vice President, Secretary
                                               and General Counsel

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 23, 2000                        TECHNICAL OLYMPIC (UK) PLC




                                        By:   /s/ Holly A. Hubenak
                                           ------------------------------
                                        Name: Holly A. Hubenak
                                        Title: Authorized Signatory

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 23, 2000                        TECHNICAL OLYMPIC S.A.


                                        By:   /s/ Holly A. Hubenak
                                           ------------------------------
                                        Name: Holly A. Hubenak
                                        Title: Authorized Signatory

                                 EXHIBIT INDEX

Exhibit 7.1* Agreement and Plan of Merger, dated as of October 12, 2000, by and among Technical Olympic USA, Inc., Helios Acquisition Corp. and Engle Homes, Inc.

Exhibit 7.2* Stock Voting and Tender Agreement, dated as of October 12, 2000, by and among Helios Acquisition Corp., Technical Olympic USA, Inc. and certain shareholders of Engle Homes, Inc.

Exhibit 99.1    Joint Filing Agreement among the parties regarding filing of
                Schedule 13D

* Filed as an exhibit to Technical Olympic's Tender Offer Statement on Schedule TO, dated October 20, 2000, and incorporated herein by reference.